KPMG LLP	Telephone	617 988 1000
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Boston, MA 02110-2371	Internet	www.us.kpmg.com

July 5, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Precision Optics Corporation, Inc. and, under the date of August 31, 2004, we reported on the consolidated financial statements of Precision Optics Corporation, Inc. as of and for the years ended June 30, 2004 and 2003. On June 28, 2005, our appointment as principal accountants was terminated. We have read Precision Optics Corporation, Inc.’s statements included under Item 4.01 of its Form 8-K dated July 5, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the Audit Committee recommended, and the Board of Directors approved, the engagement of Vitale Caturano & Company Ltd. (“Vitale Caturano”) as the Company’s independent accountants for the fiscal year ending June 30, 2005, subject to the execution of a final engagement letter, that the Company’s management and the members of the Audit Committee of the Company’s Board of Directors believe that the engagement of Vitale Caturano will permit the Company to obtain similar audit services at a lower cost to the Company, or that during the two most recent fiscal years and through June 28, 2005, the Company did not consult with Vitale Caturano regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, or any other matter that was either the subject of disagreement or identified in response to Item 304(a)(1)(iv) of Regulation S-B.

Very truly yours,

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.